Companhia Brasileira de Distribuicao

                                    Report of Independent Accountants
                                    on the Limited Review of the
                                    Quarterly Information (ITR)

                                    June 30, 2004

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)
--------------------------------------------------------------------------------


                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao


1. We have performed a special review of individual and consolidated Quarterly Information (ITR) of Companhia Brasileira de Distribuicao and Companhia Brasileira de Distribuicao and subsidiary companies for the quarter ended June 30, 2004, including the balance sheets, statements of income, report on the Company's performance and other significant information, prepared by management in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and consisted, principally of: (a) inquiries of and discussions with management responsible for the Company's accounting, financial and operational areas in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for it to comply with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, consistently with specific standards established by the Brazilian Securities Commission - CVM.

4. The statements of income for the quarter and six-month period ended June 30, 2003, as well as the statements of cash flow and added value for the six-month period ended June 30, 2003, presented for comparison purposes, were reviewed by other independent accountants, who issued an unqualified special review report dated July 28, 2003.

5. Our review was carried out to enable us to issue a report on the special review of the Quarterly Information - ITR referred to in the first paragraph, taken as a whole. The statements of cash flow and added value for the six-month period ended June 30, 2004, which are presented to provide supplementary information about the Company and its subsidiary companies are not required as an integral part of the Quarterly Information - ITR. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Information - ITR for the six-month period ended June 30, 2004 taken as a whole.



                            Sao Paulo, July 28, 2004

                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6



                              Sergio Ricardo Romani
                                     Partner

FEDERAL GOVERNMENT SERVICE                                 Unaudited Corporation
BRAZILIAN SECURITIES COMMISSION (CVM)                  Legislation June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

--------------------------------------------------------------------------------
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.
--------------------------------------------------------------------------------


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO            47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------
4 - Registration Number - NIRE
35900089901
------------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE


------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                    2 - SUBURB OR DISTRICT
 Av. Brigadeiro Luis Antonio, 3142   Jardim Paulista
------------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                        4 - MUNICIPALITY                                                5 - STATE
 01402-000                           SAO PAULO                                                       SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
 011                     3886-0533
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
 011                     3884-7177
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
cbd.ri@paodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - Investor relations officer (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
 Fernando Queiroz Tracanella      Av. Brigadeiro Luis Antonio, 3142
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - ZIP CODE                           5 - MUNICIPALITY                    6 - STATE
 Jardim Paulista                  01402-000                              SAO PAULO                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
 011                     3886-0421
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
 011                     3884-2677
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
cbd.ri@paodeacucar.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR                           CURRENT QUARTER                                      PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
   1-BEGINNING        2-END       3-QUARTER      4-BEGINNING         5-END        6-QUARTER     7-BEGINNING              8-END
------------------------------------------------------------------------------------------------------------------------------------
    1/1/2004       12/31/2004         2           4/01/2004        6/30/2004          1           1/1/2004             3/31/2004
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                                                    10-CVM CODE
Ernst & Young Auditores Independentes S/S                                                                      00471-5
------------------------------------------------------------------------------------------------------------------------------------
11-NAME OF RESPONSIBLE PARTNER                                                              12-INDIVIDUAL TAXPAYERS' REGISTRATION -
                                                                                            CPF
Sergio Ricardo Romani                                                                       728.647.617-34
------------------------------------------------------------------------------------------------------------------------------------

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                                             3 - Brazilian Revenue Service
01482-6                           COMPANHIA BRASILEIRA DE DISTRIBUICAO                         Registry of Legal Entities - CNPJ
                                                                                              47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION

-----------------------------------------------------------------------------------------------------------------------------------
         Number of shares                  Current Quarter                Prior quarter              Same quarter in prior year
            (THOUSAND)                        6/30/2004                     3/31/2004                        6/30/2003
-----------------------------------------------------------------------------------------------------------------------------------
Subscribed Capital
-----------------------------------------------------------------------------------------------------------------------------------
1 - Common                                               63,470,811                 63,470,811                         63,470,811
-----------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                            50,051,428                 50,051,428                         49,715,328
-----------------------------------------------------------------------------------------------------------------------------------
3 - Total                                               113,522,239                113,522,239                        113,186,139
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
-----------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                        0                          0                                  0
-----------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                     0                          0                                  0
-----------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                         0                          0                                  0
-----------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

-------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
-------------------------------------------------------------------------------
2  -  SITUATION
Operating
-------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Private national
-------------------------------------------------------------------------------
4  -  ACTIVITY CODE
119 - Supermarkets
-------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Retail Trade
-------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Partial
-------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
-------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ              3 - NAME
-------------------------------------------------------------------------------
01                                          CBD Technology Inc.
                          -/-
-------------------------------------------------------------------------------
02                    06.048.737/0001-60    NOVA SAPER PARTICIPACOES LTDA
-------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT        3 - DATE APPROVED  4 - AMOUNT                         5 - DATE OF        6 - TYPE OF     7 - YIELD PER
                                                                                 PAYMENT                 SHARE          SHARE
-----------------------------------------------------------------------------------------------------------------------------------
01        AGO/E            04.30.2004         Dividend                           06.28.2004         PN                 0.0005088700
-----------------------------------------------------------------------------------------------------------------------------------
02        AGO/E            04.30.2004         Dividend                           06.28.2004         ON                 0.0004626100
-----------------------------------------------------------------------------------------------------------------------------------

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                         2 - COMPANY NAME                                   3 - Brazilian Revenue Service Registry of
01482-6                              COMPANHIA BRASILEIRA DE DISTRIBUICAO               Legal Entities - CNPJ
                                                                                       47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - CHANGE DATE   3 - CAPITAL     4 - CHANGE AMOUNT           5 - CHANGE NATURE     7 - NUMBER OF     8 - SHARE PRICE ON
                             (IN THOUSANDS   (IN THOUSANDS OF REAIS)                               SHARES ISSUED      ISSUE DATE
                             OF REAIS)                                                             (THOUSAND)         (IN REAIS)
-----------------------------------------------------------------------------------------------------------------------------------
01         3/26/2004         3,158,975         1,798                         Call option payment       80,000          0.0225000000
-----------------------------------------------------------------------------------------------------------------------------------
02         4/30/2004         3,337,229       178,324                         Retained earnings              -          0.0000000000
-----------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

-------------------------------------------------------------------------------
1 - DATE                             2 - SIGNATURE
7/28/2004
--------------------------------------------------------------------------------

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM
-------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Unaudited
QUARTERLY FINANCIAL INFORMATION (ITR)                      Corporation
COMMERCIAL, INDUSTRIAL AND OTHER                           Legislation
                                                           June 30,  2004

01.01 - IDENTIFICATION


1 - CVM CODE        2 - Name                                                         3 - CNPJ

01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56

02.01 - BALANCE SHEET - ASSETS (Thousands of reais)


1 - CODE        2 - Description                        3 - 6/30/2004                   4 - 03/31/2004

1               Total assets                                 8,213,716                 8,556,964
1.01            Current assets                               2,349,405                 2,741,754
1.01.01         Available funds                                542,620                   814,274
1.01.01.01      Cash and banks                                  71,237                    63,066
1.01.01.02      Financial investments                          471,383                   751,208
1.01.02         Receivables                                  1,070,270                 1,094,404
1.01.02.01      Trade accounts receivable                      476,056                   476,264
1.01.02.02      Advances to suppliers and employees             35,399                    38,934
1.01.02.03      Taxes recoverable                              384,834                   388,108
1.01.02.04      Other receivables                              173,981                   191,098
1.01.03         Inventories                                    688,735                   778,306
1.01.04         Other                                           47,780                    54,770
1.01.04.01      Prepaid expenses                                47,780                    54,770
1.02            Long-term receivables                          920,230                   888,127
1.02.01         Sundry receivables                             320,270                   288,747
1.02.01.01      Receivables securitization fund                135,690                   109,742
1.02.01.02      Deferred income tax                             11,378                    10,725
1.02.01.03      Judicial deposits                              156,641                   150,620
1.02.01.04      Other accounts receivable                       13,871                    14,636
1.02.01.05      Prepaid expenses                                 2,690                     3,024
1.02.02         Receivables from related companies             599,960                   599,380
1.02.02.01      Associated companies                                 0                         0
1.02.02.02      Subsidiary companies                           599,960                   599,380
1.02.02.03      Other related companies                              0                         0
1.02.03         Other                                                0                         0
1.03            Permanent assets                             4,944,081                 4,927,083
1.03.01         Investments                                    698,891                   706,438
1.03.01.01      Associated companies                                 0                         0
1.03.01.02      Subsidiary companies                           698,832                   706,379
1.03.01.03      Other                                               59                        59
1.03.02         Property and equipment                       3,640,420                 3,591,386
1.03.02.01      Land                                           798,017                   779,295
1.03.02.02      Buildings                                    1,794,989                 1,733,143
1.03.02.03      Building improvements                          593,350                   622,392
1.03.02.04      Equipment                                      303,982                   305,242
1.03.02.05      Installations                                   79,598                    84,597
1.03.02.06      Furniture and fixtures                          68,384                    64,329
1.03.02.07      Vehicles                                         1,796                     2,078
1.03.02.08      Other                                              304                       310
1.03.03         Deferred charges                               604,770                   629,259


FEDERAL GOVERNMENT SERVICE                             Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                  Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)                  Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                       June 30,  2004

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - Name                                                         3 - CNPJ
--------------------------------------------------------------------------------------------------------------
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56
--------------------------------------------------------------------------------------------------------------


02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)

1 - CODE       2 - Description                              3 - 6/30/2004              4 - 03/31/2004

2              Total liabilities and shareholders' equity    8,213,716                 8,556,964
2.01           Current liabilities                           1,823,436                 2,471,166
2.01.01        Loans and financing                             548,185                 1,021,746
2.01.02        Debentures                                       62,492                    44,287
2.01.03        Suppliers                                       863,852                 1,008,109
2.01.04        Taxes, charges and contributions                 39,357                    45,232
2.01.04.01     Taxes on sales                                      257                       181
2.01.04.02     Tax installments                                 39,100                    40,622
2.01.04.03     Provision for income tax                              0                     4,429
2.01.05        Dividends payable                                     0                    54,792
2.01.06        Provisions                                       97,055                    97,482
2.01.06.01     Provision for net capital deficiency             97,055                    97,482
2.01.07        Payables to related companies                    56,447                    23,549
2.01.08        Other liabilities                               156,048                   175,969
2.01.08.01     Salaries and related contributions              107,738                    96,551
2.01.08.02     Public services                                   5,212                     5,161
2.01.08.03     Rents                                            12,287                    12,378
2.01.08.04     Advertising                                       2,178                     3,211
2.01.08.05     Insurance                                           562                       983
2.01.08.06     Purchase of assets                               11,337                     1,970
2.01.08.07     Other accounts payable                           16,734                    55,715
2.02           Long-term liabilities                         2,533,937                 2,287,674
2.02.01        Loans and financing                           1,008,325                   772,622
2.02.02        Debentures                                      442,439                   441,936
2.02.03        Provisions                                            0                         0
2.02.04        Payables to related companies                         0                         0
2.02.05        Other liabilities                             1,083,173                 1,073,116
2.02.05.01     Provision for contingencies                     775,035                   746,459
2.02.05.02     Tax installments                                305,109                   320,125
2.02.05.03     Purchase of assets                                3,029                     2,994
2.02.05.04     Others                                                0                     3,538
2.03           Deferred income                                       0                         0
2.05           Shareholders' equity                          3,856,343                 3,798,124
2.05.01        Paid-up capital                               3,337,299                 3,158,975
2.05.02        Capital reserves                                172,122                   172,122
2.05.02.01     Subscription bonus                              172,122                   172,122
2.05.03        Revaluation reserves                                  0                         0
2.05.03.01     Own assets                                            0                         0
2.05.03.02     Subsidiary/associated companies                       0                         0
2.05.04        Revenue reserves                                346,922                   467,027
2.05.04.01     Legal                                            87,456                    87,456
2.05.04.02     Statutory                                             0                         0
2.05.04.03     For contingencies                                     0                         0
2.05.04.04     Unrealized profits                                8,968                     8,968
2.05.04.05     Retention of profits                            102,561                   210,112
2.05.04.06     Special for undistributed dividends                   0                         0
2.05.04.07     Other                                           147,937                   160,491
2.05.04.07.01  Reserve for expansion                           147,937                   160,491
2.005.005      Retained earnings/accumulated deficit                 0                         0

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                     2 - COMPANY NAME                                   3 - Brazilian Revenue Service
                                                                                    Registry of Legal Entities - CNPJ
-----------------------------------------------------------------------------------------------------------------------------------
01482-6                          COMPANHIA BRASILEIRA DE DISTRIBUICAO               47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

-----------------------------------------------------------------------------------------------------------------------------------
 1 - CODE      2 - DESCRIPTION                  04/01/2004 to       4 - 01/01/2004 to         5 - 04/01/2003      6 - 01/01/2003 to
                                                06/30/2004              06/30/2004                to 06/30/2003       06/30/2003

 3.01          Gross sales and/or services        2,594,831              5,140,091                2,669,489            5,308,801
 3.02          Deductions                          (499,488)              (964,441)                (420,212)            (826,689)
 3.03          Net sales and/or services          2,095,343              4,175,650                2,249,277            4,482,112
 3.04          Cost of sales and/or services
                rendered                        (1,473,450)             (2,961,090)              (1,623,818)          (3,232,358)
 3.05          Gross profit                        621,893               1,214,560                  625,459            1,249,754
 3.06          Operating (expenses) income        (544,355)             (1,111,622)                (565,693)          (1,157,398)
 3.06.01       Selling                            (328,719)               (650,631)                (343,254)            (682,845)
 3.06.02       General and administrative          (84,075)               (174,912)                 (94,950)            (194,131)
 3.06.03       Financial                           (31,116)                (95,425)                 (52,089)            (117,956)
 3.06.03.01    Financial income                      81,413                148,774                  141,048              243,529
 3.06.03.02    Financial expenses                  (112,529)              (244,199)                (193,137)            (361,485)
 3.06.04       Other operating income                     0                      0                        0                    0
 3.06.05       Other operating expenses             (98,275)              (188,323)                (119,093)            (214,529)
 3.06.05.01    Other taxes and charges               (8,087)               (16,519)                  (8,878)             (17,567)
 3.06.05.02    Depreciation and amortization        (90,616)              (176,588)                 (93,557)            (182,717)
 3.06.05.03    Gain (loss) on investment in
                subsidiary company                      428                  4,784                  (16,658)             (14,245)
 3.06.06       Equity in the results of
                subsidiary and associated
                companies                            (2,170)                (2,331)                  43,693               52,063
 3.07          Operating profit                      77,538                102,938                   59,766               92,356
 3.08          Nonoperating results                    (323)                  (194)                   2,269                3,376
 3.08.01       Revenue                                    0                    129                    2,269                3,575
 3.08.02       Expenses                                (323)                  (323)                       0                 (199)
 3.09          Income before taxation and
                profit sharing                       77,215                102,744                   62,035               95,732
 3.10          Provision for income tax
                and social contribution             (19,644)               (24,072)                  (3,619)             (14,305)
 3.11          Deferred income tax                      648                  7,452                   (1,689)              15,924
 3.12          Statutory profit sharing
                 and contributions                        0                      0                        0                    0
 3.12.01       Profit sharing                             0                      0                        0                    0
 3.12.02       Contributions                              0                      0                        0                    0
 3.13          Reversal of interest on
                shareholders' equity                      0                      0                        0                    0
 3.15          Net income for the quarter
                /six-month period                    58,219                 86,124                   56,727               97,351
               Number of shares, ex-treasury
                (in thousands)                  113,522,239            113,522,239              113,186,139          113,186,139
               Net income per share                 0.00051                0.00076                  0.00050              0.00086
               Loss per share

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


1.   Operations

     Companhia Brasileira de Distribuicao (the "Company") operates primarily as a retailer of food products, apparel, electric and electronic devices and other items that comprise its lines sold at hypermarkets, supermarkets and specialized and department stores, basically represented by establishments under the following names: "Pao de Acucar", "Extra", "Barateiro", "Comprebem", "Extra Eletro" and "Sendas". At June 30, 2004, the Company included 554 stores in operation (561 stores at March 31, 2004), of which 379 stores are operated by the Company, 7 stores are operated by subsidiary Novasoc Comercial Ltda. ("Novasoc"), 54 stores are operated by the subsidiary chain Se Supermercados Ltda. ("Se"), 8 stores are operated by subsidiary Companhia Pernambucana de Alimentacao ("CIPAL") and 106 stores are operated by subsidiary Sendas Distribuidora S.A. ("Sendas Distribuidora").

     On December 3, 2003 an Investment and Joint Venture Agreement was entered into with Sendas S.A. ("Sendas"). Because of this agreement, on February 1, 2004 Sendas Distribuidora, the company which concentrates the retail activity of the two companies in the State of Rio de Janeiro, started operations.


2.   Significant Accounting Policies and Consolidation Criteria

     Quarterly Financial information is management responsibility and has been prepared in conformity with provisions of the Brazilian Corporation Law and the Brazilian Securities Commission - CVM rules, based on accounting principles and practices adopted in the preparation of the Company's financial statements as of and for years ended.

     For the purposes of consolidating the financial information of the Company and its subsidiaries Novasoc, Se, CIPAL and Sendas Distribuidora the proportion equal to the investments in to the equity of the investee, in the results of the investee, and intercompany assets, liabilities, revenue and expenses were eliminated.

     Pursuant to CVM Instruction 247/96, the financial information of the subsidiaries CBD Technology, Inc. ("CBD Tech") and Nova Saper Participacoes Ltda. ("Nova Saper") was not consolidated since it is immaterial to the consolidated financial statements.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)

2.   Significant Accounting Policies and Consolidation Criteria (Continued)

      Subsidiary Sendas Distribuidora was fully consolidated, considering the shareholders' agreement, which entitles the Company to the operational and administrative management and preponderance in the decision to elect officers or remove them from office. Equity pick-up considers corporate interest of 50% of capital.

      The preparation of financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Accordingly, the financial information of the parent company and the consolidated financial information include various estimates, amongst which those relating to the definition of useful lives of permanent assets, provisions necessary for contingent liabilities, provisions for income tax and others. Actual results could differ from those estimates.


3.   Trade Accounts Receivable

     a)  Composition

                                                                Parent company
                                                                 Consolidated
                                                   ---------------------------------------------
                                                   6.30.2004         3.31.2004       6.30.2004
                                                   ---------------------------------------------
         Current
         Attributable to sales involving:
           Credit card entities                      315,286           312,748       420,303
           Customer credit financing                  34,416           26,557         37,288
           Sales vouchers and others                  31,769           33,787         41,933
           Installment sales (post-dated checks)      14,497           12,350         22,296
           Accounts receivable - subsidiary
             companies                                84,225           92,941
           Allowance for doubtful accounts            (4,137)           (2,119)       (4,910)
                                                   ---------------------------------------------
                                                    476,056           476,264         516,910
                                                   =============================================
         Long-term
         Attributable to sales involving:
           Customer credit financing and other        13,871           14,636          13,878
           Accounts receivable - Paes Mendonca                                        276,504
                                                   ---------------------------------------------
                                                      13,871           14,636         290,382
                                                   =============================================

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)

3.   Trade Accounts Receivable (Continued)

     a)   Composition (Continued)

          Credit card sales relate to sales through co-branded third party credit cards, and are payable in installments in up to 12 months.

          Customer credit financing accrues interest of to 7.60% per month (03.31.2004 - 7.60%) and with payment terms of up to 24 months for installment plants. Installment sales represent post-dated checks, which accrue interest of up to 6.90% per month (03.31.2004 - 6.9%) and settlement in up to 60 days.

          Accounts receivable from subsidiary companies (Novasoc, Se, CIPAL and Sendas Distribuidora) relate to the sale of goods supplied to the stores by the Company. Sales of goods by the Company distribution center to subsidiary companies were substantially made at cost.

          Accounts receivable - Paes Mendonca - relate to credits for the payment of obligations assumed by Novasoc in connection with leasing or purchase option with Paes Mendonca S.A. ("Paes Mendonca"), the maturity of which is linked to the lease agreement mentioned in Note 6
          (b). As per contractual provisions, credits are monetarily adjusted and guaranteed by the goodwill of some stores presently operated by Novasoc.

          The allowance for doubtful accounts is estimated based on the average of prior-period effective losses complemented by management's estimate of probable future losses:


                                                                  Parent company            Consolidated
                                                         --------------------------------------------------
                                                            6.30.2004         3.31.2004        6.30.2004
                                                         --------------------------------------------------
         Attributable to sales involving:
         Customer credit financing                           (3,795)           (1,187)          (4,023)
         Installment sales (post-dated checks)                 (342)            (932)             (887)

                                                         ---------------------------------------------------
                                                             (4,137)           (2,119)          (4,910)
                                                         ===================================================

         The policies for establishing this allowance are as follows:

         . Customer credit financing - based on historical loss indices over the past 12 months; the write-offs of receivables overdue for more than 180 days are charged against the allowance.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


3.   Trade Accounts Receivable (Continued)

     a)  Composition (Continued)

         . Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; the write-off of returned checks is effected after all legal procedures have been completed and are charged against the allowance.

         . Credit cards and sales vouchers - an allowance for doubtful accounts is not required as the credit risk is substantially assumed by the third party entities.

      b) Receivables securitization fund

         The fund established on September 19, 2003, is managed by Concordia S.A. Corretora de Valores Mobiliarios, Cambio e Commodities, its main characteristic being the securitization of the receivables of the Company and its subsidiary companies.

         At the Annual Quotaholders' Meeting held on June 21, 2004, it was decided to issue and distribute up to 2,400 new senior "A" series quotas in the total amount of R$ 120,000, the unit value of which being that corresponding to senior "A" series quotas outstanding on the payment date, as well as 600 new subordinated quotas in the total amount of R$ 30,000, the unit value of which being that corresponding to subordinated quotas of the Fund already existing on the payment date. It was also decided to include all stores of the subsidiary company Sendas Distribuidora as assignors of the Fund credit rights. See Note 16.


4.   Inventories

                                      Parent company             Consolidated
                              --------------------------------------------------
                               6.30.2004           3.31.2004       6.30.2004
                              --------------------------------------------------
     In stores                  484,020             524,103         663,571
     In distribution centers    204,715             254,203         246,446
                              --------------------------------------------------
                                688,735             778,306         910,017
                              ==================================================

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


5.   Related Companies

     Receivables from related parties: These are receivables generated by trade commission transactions with the subsidiary Se amounting to R$ 599,960 (3.31.2004 - R$ R$599,380).

     Trade commission agreements are subject to charges equivalent to the trade commission management fee.

     Payables from related parties: These balances refer to payables generated substantially by trade commission transactions with the subsidiaries Sendas Distribuidora, Novasoc, CIPAL with parent company amounting to R$ 56,447 (3.31.2004 - R$ 23,549).

     Agreements with related parties are made at usual market price and conditions.


6.   Investments

     a)  Information on investments at June 30, 2004


                                                                                Shareholders'
                                                     Percentage                  equity (net        Net income
                                Shares/Quota        ownership -                    capital          (loss) for
                                    Held                 %         Capital       deficiency)       the quarter
                               --------------------------------------------------------------------------------

         Novasoc                         1,000          10,00          10           (97,055)            428
         CBD Tech                        1,000          99,99      21,132              8,039          (817)
         Se                        897,126,020          89,99     996,807            490,521          (773)
         Sendas Distribuidora      450,001,000          50,00     700,002            663,389       (19,344)
         Nova Saper                     36,362          99,99         0.4                100


         Goodwill on the acquisition of companies is supported by appraisal reports of independent experts and is based principally on the expected future profitability of these companies and valuation of property and equipment, and is being amortized based on the projected of the stores acquired and/or in conformity with the depreciable lives of the assets from which the goodwill was derived, where applicable, over a maximum period of 10 years. Upon merger of these investees, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note 8).

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


6.   Investments (Continued)

b) Change in investments


                                                                                           Transfer to
                                                                               Transfer to  provision for
                           At March 31,   Equity in  Amortization               Deferred    net  capital     At June 30,
                               2004      the results  of goodwill    Merger      Assets      deficiency        2004
      -----------------------------------------------------------------------------------------------------------------

      Novasoc                                   428                                             (428)
      CBD Tech                   8,856        (817)                                                          8,039
      Se                       667,889        (695)      (4,527)                                           662,667
      Golden Auto Posto
      Ltda. ("Golden")             923         (78)                    (845)
      Sendas
      Distribuidora             26,504        (580)                                                         25,924
      Nova Saper                 2,207                       (5)                                             2,202
      Others                        59                                                                          59
                           -------------------------------------------------------------------------------------------
      Parent company           706,438      (1,742)      (4,532)       (845)                    (428)      698,891
                           ===========================================================================================
      Consolidated             811,230        (817)      (4,610)                (572,491)                  233,312
                           ===========================================================================================



         Novasoc: Novasoc has entered into lease agreements related to 18 stores with Paes Mendonca, the term of which is five years, which can be extended for an equal period two consecutive times by means of notice to the lessee. During the term of said agreement, Paes Mendonca shareholders will not be allowed to dispose of their shares without prior and express consent of Novasoc. The Paes Mendonca continues to exist and is contractually fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

         Under the bylaws, the appropriation of net income of Novasoc needs not be made proportionally to quotaholding in this company. At a general quotaholders' meeting held on December 29, 2000, it was agreed that the Company would share prospectively in 99.98% of Novasoc's results.

         On June 30, 2004, the consolidated subsidiary Novasoc presented negative shareholders' equity. However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 97,055 (3.31.2004 - R$ 97,482), in a provision for net capital deficiency to recognize obligations to the creditors.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)



6.   Investments (Continued)

     c)  Merged investment

         At the Extraordinary Shareholders' Meeting held on June 21, 2004 the merger of subsidiary company Golden was approved, the net assets of which as disclosed on the merger date, are detailed below:


         Current assets                                               64
         Long-term receivables                                       693
         Permanent assets                                            113

         Current liabilities                                         (25)
                                              ---------------------------
         Shareholders' Equity                                        845
                                              ===========================


     d)  Investment agreement

         Based on the Investment and Joint Venture Agreement, the Companies CBD and Sendas S.A. organized, through the transfer of assets, rights and obligations, a new company named Sendas Distribuidora S.A., with a view to operating in the general retail business, through the combination of operating activities of both chains in the State of Rio de Janeiro. CBD holds a 50% interest in Sendas Distribuidora, and is in charge of the operational and administrative management of the new company through its Executive Board, and preponderance in the decision to elect officers or remove them from office.

         According to the shareholders' agreement entered into between the parties, the distribution of results in the calculation of equity pick-up corresponds to 50% to each company.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


6.   Investments (Continued)

     i)  CADE Approval

         On March 5, 2004 the shareholders of Sendas Distribuidora entered into an Agreement for the Preservation of the Reversibility of the Transaction related to the merger between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be complied with up to the final judgment of the merger arrangement, including but not limited to not to discontinue all or part of the operations of stores transferred to Sendas Distribuidora, keep work positions according to the average gross sales by employee of the five biggest supermarket chains, not to reduce the term of current lease agreements.

         Shareholders, based on the opinion of their legal advisors, understand the regular condition of the process and believe that negotiations will lead to the approval of the merger between CBD and Sendas S.A.


7.   Property and Equipment

     Investments in property and equipment:

                                                                Consolidated
                                        Parent company          quarter ended
                                  ---------------------------------------------
                                  6/30/2004         6/30/2003         6/30/2004
                                  ---------------------------------------------

     Investments (i)                112,105           75,779           132,091
     Capitalized interest (ii)        6,695           10,458             6,695
                                  ---------------------------------------------
                                    118,800           86,237           138,786
                                  =============================================

     (i) The investments made by the Company relate to purchases of operating assets, land and buildings for expansion of business activities, construction of new stores, refurbishment of various existing stores and distribution centers and equipment investments.
     (ii) In conformity with CVM Resolution 193/96, interest and financial charges on loans and financing obtained from third parties during the construction or refurbishment of the Company's stores, directly or indirectly attributable to the process of acquisition, construction and operating expansion are capitalized. The appropriation of capitalized interest and financial charges to results is consistent with the depreciation terms of the financed assets.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


8.   Deferred Charges

                                                    Transferred
                             At March                      from                  At June 30,
                             31, 2004  Additions     Investment   Amortization      2004
                             ------------------------------------------------------------------------
Parent company
  Goodwill                    581,090    950                        (17,669)       564,371
  Preoperating expenses        48,169                                (7,770)        40,399
                             ------------------------------------------------------------------------
                    Subtotal  629,259    950                        (25,439)       604,770

Subsidiary companies
  Goodwill                                            572,491        (4,067)       568,424
                             ------------------------------------------------------------------------
  Preoperating expenses         4,693                                (1,842)         2,851
                             ------------------------------------------------------------------------
                    Subtotal    4,693                 572,491        (5,909)       571,275
                             ------------------------------------------------------------------------
                Consolidated  633,952    950          572,491       (31,348)     1,176,045
                             ========================================================================

     a)  Goodwill


     i) At the Extraordinary General Meeting held on April 30, 2004 at the subsidiary company Sendas Distribuidora, the merger of its subsidiary companies was decided, in the total amount of R$ 572,491.
     ii) Goodwill based on expected future profitability of the subsidiaries that were merged by the Company was transferred from the Investment account to Deferred Charges, and will continue to be amortized over the periods consistent with the profit projections on which they were originally based, over a maximum period of 10 years.

     b)  Preoperating expenses and other

         Up to December 31, 2001, these expenses include employees' salaries, training, and rent that are deferred until the stores in construction and/or refurbishment start operating normally. These expenses are amortized over a period of up to five years. As from the year ended December 31, 2002, new expenses are fully charged to the results of operations, in the period in which they are incurred.

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION (All amounts in thousands of reais, except when indicated)


9.   Loans and Financing

                                                                          Parent company              Consolidated
                                                                  ------------- ----------------      -------------
                                Annual interest and charges         6/30/2004         3/31/2004         6/30/2004
                                ------------------------------    -------------    -------------      -------------
     Short-term
     In local currency
        BNDES (i)               Exchange variation +3.5 to              19,273            15,708            19,273
                                4.1%
                                TJLP + 1 to 4.1%                       129,541           127,326           129,541

        Working Capital (ii)    TJLP + 3.5  to 5% and  95% of
                                CDI                                      1,625           147,819             2,869

     In foreign currency with swap for reais

     Working Capital (ii)       Weighted  average rate 102.3%
                                of CDI  (3/31/04  -  Weighted          392,849           724,613            998,106
                                average rate 100.9% of CDI)

     Imports                    Exchange variation                       4,897             6,280             5,676
                                                                  -------------     -------------     -------------
                                                                       548,185         1,021,746         1,155,465
                                                                  =============     =============     =============

     Long-Term
     In local currency
        BNDES (i)               Exchange variation +3.5 to              67,785            58,751            67,785
                                4.1%
                                TJLP + 1 to 4.1%                       278,651           293,024           278,651

        Working Capital (ii)    TJLP + 3.5 to 9%                           663               920             1,599

     In foreign currency with swap for reais

        Working Capital (ii)    Weighted average rate 103.8%
                                of CDI (3/31/04 - Weighted             661,226           419,927           691,885
                                average rate 103.3% of CDI)
                                                                  -------------     -------------     -------------
                                                                     1,008,325           772,622         1,039,920
                                                                  =============     =============     =============

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


  9. Loans and Financing (Continued)

      Long-term financing by maturity:

                                               6/30/2004       3/31/2004
                                           -----------------------------------

      2005 (beginning in July)                   302,856         528,128
      2006                                       398,203         110,901
      2007                                       225,089          64,810
      2008                                        42,122          36,149
      2009 onwards                                40,055          32,634
                                           -----------------------------------
                                               1,008,325         772,622
                                           ===================================

      (i) On November 11, 2003, the Company entered into a new contract for the opening of a credit line with BNDES, with the principal amount of R$ 325,420, and up to June 30, 2004, funds in the amount of R$ 208,106 had been released. Interest on funds obtained is 4.1% p.a. above Long-Term Interest Rate - TJLP (76% of the line), above the BNDES foreign currency basket (19% of the line), and 1% p.a. above TJLP (5% of the line), and have been appropriated on a monthly basis. Payments will be made in 60 monthly installments after the 12-month grace period.
              The contracts with BNDES require that the Company meet certain ratios as follows: (i) capitalization ratio (stockholders' equity/total assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, and payment of the credits under the Company's investment program for construction and/or refurbishment of stores and purchase of equipment. An effective control of the follow-up of the covenants is maintained. The company has offered a joint responsibility surety until contracts are settled.

      (ii) The working capital loans are mainly funds obtained with fixed financial charges and used to finance direct consumer credit transactions, mainly customer credit financing and post-dated checks, as well as for financing of acquisition, constructions and operating expansion. In order to mitigate the impact of foreign exchange variations on loans and financing in foreign currency, the Company contracts cross-currency interest rate swaps to the Real/CDI interest rate.
              Financing transactions are guaranteed by promissory notes and shareholders' sureties.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


10. Debentures

      Outstanding debentures:


                                                    Annual
                                     Outstanding  financial
                           Type      securities    charges          Parent company         Consolidated
                       -----------------------------------------------------------------------------------
                                                               6/30/2004      3/31/2004      6/30/2004
                                                             ---------------------------------------------
     4th  issue -                                  TJLP +         87,506         84,733         87,506
     one series          Floating      99,908      3.5%
     5th  issue -           No                     CDI +
     1st series          Preferemce    40,149      1.45%         417,425        401,490        417,425
                                                   TJLP +
     Sendas             Convertible    10,550      4.0%%                                       124,774
                                                             ---------------------------------------------
                                                                 504,931        486,223        629,705
                                                             =============================================

     Long-term
     Liabilities                                                (442,439)      (441,936)      (563,334)
                                                             ---------------------------------------------

     Current
     Liabilities                                                  62,492         44,287         66,371
                                                             =============================================

     Long-term debentures by maturity:

                                                                    Parent company         Consolidated
                                                             ---------------------------------------------
                                                               6/30/2004      3/31/2004      6/30/2004
                                                             ---------------------------------------------

     2005 (as from June)                                          40,949         40,446         40,949
     2007                                                        401,490        401,490        522,385
                                                             ---------------------------------------------

                                                                 442,439        441,936        563,334
                                                             =============================================


     Interest on debentures of the 1st series of the 5th issue shall be reset on October 1, 2004. In the event the debenture holders do not agree to the new conditions established, they may exercise their debenture redemption right.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


10. Debentures (Continued)

     The Company is required to comply, during the term of the 1st series of the debentures of the 5th issue, and provided there are outstanding debentures, with the following ratios and limits:

     -    Consolidated net debt no higher than stockholder's equity; and
     - Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.


11.  Provision for Contingencies


                                                                Parent company           Consolidated
                                                       --------------------------------------------------
                                                            6/30/2004       3/31/2004        6/30/2004
                                                       --------------------------------------------------
     Social Contribution on Revenues (COFINS) and
       Social Integration Program (PIS) (i)                   701,720         677,909          764,545
     National Institute for Social Security (INSS) (ii)        17,792          18,487           18,666
     Income tax (iii)                                          10,289          10,117           10,289
     Labor and other (iv)                                      45,234          39,946           54,340
                                                       --------------------------------------------------
                                                              775,035         746,459          847,840
                                                       ==================================================

     (i) The Company and its subsidiaries obtained a favorable decision was granted in the lower courts not to apply Law 9718/98 and therefore permitting the payment of COFINS under the terms of Complementary Law 70/91 (2% on revenue) and of PIS under Law 9715/98 (0.65% on revenue) as from February 1, 1999.
     (ii) The Company and its subsidiaries have filed an ordinary suit in order not to make payments to SEBRAE. Amounts provided for were deposited in court and are recorded under "Judicial Deposits". During the quarter National Institute for Social Security - INSS contingency was reclassified to "Tax Installments".
     (iii) The provision for income tax contingencies includes disputed amounts, as well as recognition, based on judicial ruling, of the effects of depreciation of fixed assets relating to the inflation index differences arising from the "Plano Verao" (economic stabilization plan).
     (iv) The Company and its subsidiaries have filed defenses at a judicial level in proceedings of a tax and labor natures. The Company and its subsidiaries have recorded a provision for losses at amounts considered to be sufficient to cover any unfavorable outcomes in the event in which its outside and internal legal advisors consider as probable the possibilities of loss.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


12. Installment Taxes

     As a result of unfavorable outcomes to other taxpayers in similar proceedings, the Company decided to desist from further litigation in certain proceedings, and opted in 2003 for the Special Installment Regime - PAES, established by Law 10684/2003, and those were reclassified under "Provision for Contingencies", as follows:


                                                               Parent company              Consolidated
                                                     ------------------------------------------------------
                                                         6/30/2004         3/31/2004        6/30/2004
                                                     ------------------------------------------------------
     Short Term

       I.N.S.S.                                             26,850            27,689           26,959
       C.P.M.F.                                             10,270            10,213           11,547
       Other                                                 1,980             2,720            1,980
                                                     ------------------------------------------------------
                                                            39,100            40,622           40,486
     Long Term

       I.N.S.S.                                            222,952           235,869          223,825
       C.P.M.F.                                             82,157            84,256           92,371
                                                     ------------------------------------------------------

                                                           305,109           320,125          316,196
                                                     ======================================================


    Financial charges are levied on these installments, which are equivalent to the Long-Term Interest Rate - TJLP. These installments must be settled within 120 months.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


13. Income Tax and Social Contribution

      a) Income tax and social contribution reconciliation


                                                                                 Period ended 6/30/2004
                                                                           ----------------------------------
                                                                                Parent
                                                                                company        Consolidated
                                                                           ----------------------------------
        Income before taxes                                                        102,744           73,967
                                                                           ----------------------------------

        Income tax at nominal rates                                                 25,686           18,492

        Tax benefit on tax losses of subsidiary companies
        Income tax incentives                                                        1,042            1,093
        Equity in the results and provision for net capital deficiencies
        of subsidiary companies                                                      1,485            1,557
        Other permanent adjustments, net (additions/exclusions)                      6,539            9,693
                                                                           ----------------------------------
        Effective income tax                                                        16,620            6,149
                                                                           ==================================

        Income tax for the year
        Current                                                                     24,072           28,131
        Deferred                                                                   (7,452)         (21,982)
                                                                           ----------------------------------

                                                                                    16,620            6,149
                                                                           ==================================


     b) Deferred income tax

        In compliance with CVM Resolution 273/98 and CVM Instruction 371/02, the Company recorded deferred tax assets of R$ 11,378 (03.31.2004 - R$ 10,725); consolidated - R$ 313,162 (03.31.2004 - R$ 303,328) arising from tax losses and timing differences were recorded in long-term receivables at June 30, 2004, based on projections of future taxable income and with a realization period estimated at up to ten years as follows:

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


13. Income Tax and Social Contribution (continued)

     b) Deferred income tax (continued)

                                                 Parent
                                                company         Consolidated
                                         ---------------------------------------

        2004                                    11,378              37,925
        2005                                                        32,685
        2006                                                        31,458
        2007                                                        30,305
        2008 onwards                                               180,789
                                         ---------------------------------------
                                                11,378             313,162
                                         =======================================


14. Shareholders' Equity

     a) Capital and share rights

        Authorized capital is represented by 150,000,000,000 shares. Subscribed and paid-up capital comprises 113,522,239,433 registered shares with no par value, of which 63,470,811,399 are common voting and 50,051,429,034 are preferred.

        Preferred shares are non-voting, but have the same rights and advantages as the common shares, besides priority assured in the by-laws upon reimbursement of capital and receipt of a minimum non-cumulative annual dividend of R$ 0.15 per thousand shares. Preferred shares are entitled to dividends 10% higher than the common shares.

        Holders of all shares are entitled each year to dividends and/or interest on shareholders' equity of not less than 25% of net income for the year, calculated in conformity with the requirements of Brazilian corporation legislation.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


14. Shareholders' Equity (continued)

     a) Capital and share rights (continued)

        Changes in capital and number of shares in 2004:


                                                                     Number of shares - thousand
                                                               --------------------------------------
                                                     Capital       Preferred           Common
                                                  ---------------------------------------------------
        At March 31, 2004                           3,158,975      50,051,428        63,470,811

        Retained earnings                             178,324

                                                  ---------------------------------------------------

        At June  30, 2004                           3,337,299      50,051,428        63,470,811
                                                  ===================================================


     b) Revenue reserves

        (i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

        (ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital through appropriation of up to 100% of the net income remaining after the legal appropriations.

        (iii) Unrealized earnings reserve: This reserve is being realized in proportion to the realization of the permanent assets, which generated the balance.

     c) Preferred Stock Option Plan

        At the Annual and Extraordinary General Meetings held on April 28, 1997, the preferred stock option plan for company directors and employees became effective, and the first options were granted for the year 1996.

        The exercise price for each lot of shares is at least 60% of the weighed average of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


14. Shareholders' Equity (continued)

     c) Preferred Stock Option Plan (continued)

        Acquisition of the right to exercise the option shall be as follows:
        (i) 50% in the last month of the third year subsequent to the option date (1st tranche) and (ii) 50% in the last month of the fifth year subsequent to the option date (2nd tranche), under the condition that the sale of a certain number of shares will be restricted until the date of retirement of the beneficiary.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


14. Shareholders' Equity (continued)

     c) Preferred Stock Option Plan (continued)

        Shares from options exercised have the same rights granted to other shareholders. Management of this plan was entrusted to a committee appointed by the Board of Directors.

        Information on the stock option plan is summarized as follows:


                                                                                          Preferred shares
                                                                                           (in thousands)
                                                                                         ------------------
        Options granted
           I Series - May 9, 1997                                                               278,600
           II Series - December 22, 1997                                                        373,200
           III Series - December 18, 1998                                                     1,007,074
           IV Series - March 31, 2000                                                           305,975
           V Series - April 2, 2001                                                             361,660
           VI Series - March 15, 2002                                                           412,600
           VII Series - May 16, 2003                                                            499,840
           VIII Series - April 30, 2004                                                         431,110
                                                                                         ------------------
                                                                                              3,670,059

                                                                                              1,388,815
                                                                                         ------------------
        Options not granted
                                                                                              5,058,874
        Total size of the option plan

        Options exercised
           I Series - December 15, 1999 (1st tranche)                                          (138,950)
           II Series - December 13, 2000 (1st tranche)                                         (172,100)
           I Series - December 7, 2001 (2nd tranche)                                            (90,600)
           III Series - December 7, 2001 (1st tranche)                                         (500,785)
           III Series - April 10, 2002 (1st tranche)                                             (3,400)
           III Series - December 19, 2002 (2nd tranche)                                        (120,900)
           III Series - December 19, 2002 (1st tranche - partial)                                  (700)
           III Series - December 17, 2003 (2nd tranche)                                        (256,100)
           III Series - March 31, 2004 (2nd tranche)                                            (80,000)
                                                                                         ------------------
                                                                                              1,363,535
                                                                                         ------------------
        Current size of the option plan                                                       3,695,339
                                                                                         ==================


FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


15.  Risk Management and Financial Instruments

     a) General considerations

        Cross-currency interest rate swaps and derivative instruments are used to protect the gain/loss from the operations of assets and liabilities of the Company.

        Operations are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

        Management evaluates the risks as minimal because there is no significant concentration with counterparties, and operations are carried out with financial institutions with high credit ratings and within approved limits.

        With the objective of exchanging the fixed charges on loans and exposure of financing to variation in foreign and local currency, the Company has contracted cross-currency interest rate swaps to CDI floating rates, which reflect market value.

     b) Market value of financial instruments

        Financial investments are represented by short-term investments, stated at cost plus accrued earnings, which approximate market value.

        The other financial instruments, assets and liabilities, at June 30, 2004 and March 31, 2004, recorded in asset and liability accounts, are carried at amounts that approximate market values.

     c) Credit risk

        Financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

        Doubtful receivables are adequately covered by the allowance for doubtful accounts.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


16.  Subsequent Events

     i) On July 2, 2004 the new senior "A" series quotas and the subordinated quotas were fully subscribed, in the total amount of R$ 150,000, as referred to in Note 3 (b).

     ii) On July 27, 2004 a Memorandum of Understanding was executed by Banco Itau Holding Financeira S.A.("Itau") and Companhia Brasileira de Distribuicao ("CBD"), which shall constitute a new financial institution to operate in structuring and selling financial products and services and similar products exclusively for CBD customers. The new Company's capital shall be R$ 150 million, with each company holding a 50% interest.

            The operational management of the new company will be Itau's responsibility. The partnership is established for 20 years and may be extended. The beginning of operations is expected to occur along the 2nd half of 2004, after approvals from proper agencies are obtained.

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


17.  Supplementary Information

     The supplemental information includes, the statement of cash flow prepared in accordance with the IBRACON Accounting Standards and Procedures (NPC-20), which present cash from operating, investing and financing activities of the Company, and the statement of added value prepared in accordance with CVM Circular 01/00.

     a) Statement of cash flow


                                                                Parent Company                   Consolidated
                                                           ---------------------------    -----------------------------
                                                            6/30/2004       6/30/2003        6/30/2004       6/30/2003
                                                           -----------     -----------    -------------    ------------
        Cash flow generated by operating activities
        Net income for the year                                86,124          97,351           86,124          97,351
          Adjustment to reconcile net income
          Deferred income tax                                  (7,452)        (15,924)         (21,982)        (34,032)
          Net book value of property and equipment
            disposals                                           2,554            (768)           2,949          (1,037)
          Depreciation and amortization                       176,588         182,717          214,758         204,359
          Interest and monetary variations, net of
            payments                                         (167,247)         47,665         (145,534)         96,847
          Equity in the results of investees                   (2,453)        (37,818)           1,557           2,588
          Provision for contingencies                          42,222         111,491           49,480         116,976
          Minority interest                                                                    (18,306)
                                                           -----------     -----------    -------------    ------------
                                                              130,336         384,714          169,046         483,052
                                                           -----------     -----------    -------------    ------------
        (Increase) decrease in assets
          Trade accounts receivable                           117,633          76,174           64,051         281,320
          Advances to suppliers and employees                   6,660         (22,261)          (3,365)        (22,588)
          Inventories                                         154,639         193,605          130,793         218,422
          Taxes recoverable                                   (81,780)        101,288          (89,689)         76,403
          Other assets                                         11,903         (48,175)           9,861         (58,696)
          Related parties                                     114,798         248,524             (196)           (397)
          Judicial deposits                                   (10,751)        (11,386)         (11,785)       (12,180)
                                                           -----------     -----------    -------------    ------------
                                                              313,102         537,769           99,670         482,284
                                                           -----------     -----------    -------------    ------------
         Increase (decrease) in liabilities
          Suppliers                                          (210,941)       (642,014)        (305,568)       (664,597)
          Salaries and social security charges                 10,880           7,046           20,125           8,546
          Taxes and social contributions payable              (91,265)         18,779         (126,112)         35,621
          Other accounts payable                               (2,204)           (974)            (979)         (1,513)
                                                           -----------     -----------    -------------    ------------
                                                             (293,530)       (617,163)        (412,534)       (621,943)
                                                           -----------     -----------    -------------    ------------
         Net cash flow generated by operating
          activities                                          149,908         305,320         (143,818)        343,393
                                                           ===========     ===========    ============    ============

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


17. Supplementary Information (Continued)

     a) Statement of cash flow (Continued)


                                                                Parent Company                   Consolidated
                                                           ---------------------------    -----------------------------
                                                            6/30/2004       6/30/2003        6/30/2004       6/30/2003
                                                           -----------     -----------    -------------    ------------
         Cash flow from investing activities
          Business combinations                                (2,496)         (4,239)          (2,511)         (4,239)
          Acquisition of property and equipment              (229,281)       (143,052)        (256,053)       (193,910)
          Sales of property and equipment                       2,540           2,878            2,540           3,214
                                                           -----------     -----------    -------------    ------------
        Net cash flow used in investing activities           (229,237)       (144,413)        (256,024)       (194,935)
                                                           -----------     -----------    -------------    ------------
        Cash flow from financing activities
          Capital increase                                      1,797                            1,797
          Financing
            Funding and refinancing                           651,548         740,014        1,060,909         740,014
            Payments                                         (941,262)       (982,056)      (1,015,480)       (982,056)
            Dividends paid                                    (54,792)        (59,441)         (54,792)        (59,441)
          Net cash flow generated by (used in)
          Financing Activities                               (342,709)       (301,483)          (7,566)       (301,483)
                                                           -----------     -----------    -------------    ------------
          Net increase (decrease) cash and banks             (422,038)       (140,576)        (407,408)       (153,025)
                                                           ===========     ===========    =============    ============
            Cash and banks at the end of the period           542,620         970,318          574,505         982,133
            Cash and banks at the beginning of the
            year                                              964,658       1,110,894          981,913       1,135,158
                                                           -----------     -----------    -------------    ------------
        Changes in cash and cash equivalents                 (422,038)       (140,576)        (407,408)       (153,025)
                                                           ===========     ===========    =============    ============
        Cash flow supplemental information
          Loans and financing interest paid                   291,050         191,417          298,867         191,583

FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                   Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             June 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             Legal Entities - CNPJ
                                                                    47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(All amounts in thousands of reais, except when indicated)


17. Supplementary Information (Continued)

    b) Statement of added value


                                                     Parent Company                            Consolidated
                                           ------------------------------------  ------------------------------------------
                                           06/30/2004    %    06/30/2003     %     06/30/2004     %     06/30/2003       %
                                           -----------       ------------        -------------        -------------
       Revenues
           Sales of goods                   5,140,091          5,308,801            7,161,542            6,258,102
           Write-off of credits                (1,937)           (13,921)              (3,476)             (14,841)
           Nonoperating                          (194)             3,376                (571)                3,643
                                           -----------       ------------        -------------        -------------
                                            5,137,960          5,298,256            7,157,495            6,246,904

       Input purchased from third
       parties
           Cost of sales                   (3,343,967)        (3,666,196)          (4,686,754)          (4,308,259)
           Materials, electricity,
           third-party services and
           others                            (322,142)          (384,480)            (548,237)            (457,967)
                                           -----------       ------------        -------------        -------------
       Gross added value                    1,471,851          1,247,580            1,922,504            1,480,678

       Retentions
             Depreciation and
             amortization                    (176,588)          (182,717)            (214,758)            (204,359)
                                           -----------       ------------        -------------        -------------

       Net added value
              produced by the entity        1,295,263          1,064,863            1.707,746            1,276,319

       Received under transfer
           Equity pick-up                       2,453             37,819               16,749              (2,588)
           Financial revenues                 148,774            243,529              166,165              293,044
                                           -----------       ------------        -------------        -------------

       Total added value to
              be distributed                1,446,490  100.0   1,346,211  100.0     1,890,660   100.0    1,566,775  100.0

       Distribution of added value
           Payroll and social
           charges                            413,336   28.6     389,645   28.9       543,052    28.7      448,736   28.6
           Taxes, duties and
             Contributions                    634,362   43.9     426,420   31.8       827,666    43.8      480,209   30.7
           Interest and rentals
              Dividends                       312,668   21.6     432,795   32.1       433,818    22.9      540,479   34.5
                                           -----------       ------------        -------------        -------------
       Retention of profits                    86,124    5.9      97,351    7.2        86,124     4.6       97,351    6.2
                                           ===========       ============        =============        =============

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 - Comments on Consolidated Performance

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)


----------------------------------------------------------------------------------------------------------------------------------
1 - Code            2 - Description                                           3 - 06/30/2004                    4 -- 03/31/2004

----------------------------------------------------------------------------------------------------------------------------------
1                   Total assets                                                      9,433,243                         9,826,239
----------------------------------------------------------------------------------------------------------------------------------
1.01                Current assets                                                    2,798,573                         3,252,820
----------------------------------------------------------------------------------------------------------------------------------
1.01.01             Available funds                                                     574,505                           854,472
----------------------------------------------------------------------------------------------------------------------------------
1.01.01.01          Cash and banks                                                       93,405                            97,200
----------------------------------------------------------------------------------------------------------------------------------
1.01.01.02          Financial investments                                               481,100                           757,272
----------------------------------------------------------------------------------------------------------------------------------
1.01.02             Receivables                                                       1,248,410                         1,287,653
----------------------------------------------------------------------------------------------------------------------------------
1.01.02.01          Trade accounts receivable                                           516,910                           517,436
----------------------------------------------------------------------------------------------------------------------------------
1.01.02.02          Advances to suppliers and employees                                  38,567                            41,008
----------------------------------------------------------------------------------------------------------------------------------
1.01.02.03          Taxes recoverable                                                   501,585                           523,179
----------------------------------------------------------------------------------------------------------------------------------
1.01.02.04          Other receivables                                                   191,348                           206,030
----------------------------------------------------------------------------------------------------------------------------------
1.01.03             Inventories                                                         910,017                         1,030,378
----------------------------------------------------------------------------------------------------------------------------------
1.01.04             Other                                                                65,641                            80,317
----------------------------------------------------------------------------------------------------------------------------------
1.01.04.01          Prepaid expenses                                                     65,641                            80,317
----------------------------------------------------------------------------------------------------------------------------------
1.02                Long-term receivables                                               908,276                           863,570
----------------------------------------------------------------------------------------------------------------------------------
1.02.01             Sundry receivables                                                  907,826                           863,063
----------------------------------------------------------------------------------------------------------------------------------
1.02.01.01          Receivables securitization fund                                     135,690                           109,742
----------------------------------------------------------------------------------------------------------------------------------
1.02.01.02          Deferred income tax                                                 313,162                           303,328
----------------------------------------------------------------------------------------------------------------------------------
1.02.01.03          Judicial deposits                                                   165,902                           159,163
----------------------------------------------------------------------------------------------------------------------------------
1.02.01.04          Trade accounts receivable                                           290,382                           287,806
----------------------------------------------------------------------------------------------------------------------------------
1.02.01.05          Prepaid expenses                                                      2,690                             3,024
----------------------------------------------------------------------------------------------------------------------------------
1.02.02             Receivables from related companies                                      450                               507
----------------------------------------------------------------------------------------------------------------------------------
1.02.02.01          Associated companies                                                      0                                 0
----------------------------------------------------------------------------------------------------------------------------------
1.02.02.02          Subsidiary companies                                                    450                               507
----------------------------------------------------------------------------------------------------------------------------------
1.02.02.03          Other related companies                                                   0                                 0
----------------------------------------------------------------------------------------------------------------------------------
1.02.03             Other                                                                     0                                 0
----------------------------------------------------------------------------------------------------------------------------------
1.03                Permanent assets                                                  5,726,394                         5,709,849
----------------------------------------------------------------------------------------------------------------------------------
1.03.01             Investments                                                         233,312                           811,230
----------------------------------------------------------------------------------------------------------------------------------
1.03.01.01          Associated companies                                                      0                                 0
----------------------------------------------------------------------------------------------------------------------------------
1.03.01.02          Subsidiary companies                                                233,153                           811,071
----------------------------------------------------------------------------------------------------------------------------------
1.03.01.03          Other                                                                   159                               159
----------------------------------------------------------------------------------------------------------------------------------
1.03.02             Property and equipment                                            4,317,037                         4,264,667
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.01          Land                                                                846,434                           827,713
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.02          Buildings                                                         1,858,088                         1,796,901
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.03          Building improvements                                               963,540                           992,792
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.04          Equipment                                                           393,815                           391,264
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.05          Installations                                                       131,112                           135,349
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.06          Furniture and fixtures                                              121,459                           117,743
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.07          Vehicles                                                              2,287                             2,595
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.08          Construction in progress                                                  0                                 0
----------------------------------------------------------------------------------------------------------------------------------
1.03.02.09          Other                                                                   302                               310
----------------------------------------------------------------------------------------------------------------------------------
1.03.03             Deferred charges                                                  1,176,045                           633,952
----------------------------------------------------------------------------------------------------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY  (Thousands of reais)


-------------------------------------------------------------------------------------------------------------------
1 - Code            2 - Description                                     3 - 06/30/2004              4 - 03/31/2004

-------------------------------------------------------------------------------------------------------------------
2                   Total liabilities and shareholders'                      9,433,243                   9,826,239
                    equity
-------------------------------------------------------------------------------------------------------------------
2.01                Current liabilities                                      2,574,886                   3,270,293
-------------------------------------------------------------------------------------------------------------------
2.01.01             Loans and financing                                      1,155,465                   1,552,505
-------------------------------------------------------------------------------------------------------------------
2.01.02             Debentures                                                  66,371                      57,761
-------------------------------------------------------------------------------------------------------------------
2.01.03             Suppliers                                                1,086,345                   1,315,520
-------------------------------------------------------------------------------------------------------------------
2.01.04             Taxes, charges and contributions                            44,554                      49,994
-------------------------------------------------------------------------------------------------------------------
2.01.04.01          Taxes on sales                                               2,667                         828
-------------------------------------------------------------------------------------------------------------------
2.01.04.02          Tax installments                                            40,486                      41,854
-------------------------------------------------------------------------------------------------------------------
2.01.04.03          Provision for income tax                                     1,401                       7,312
-------------------------------------------------------------------------------------------------------------------
2.01.05             Dividends payable                                                0                      54,792
-------------------------------------------------------------------------------------------------------------------
2.01.06             Provisions                                                       0                           0
-------------------------------------------------------------------------------------------------------------------
2.01.07             Payables to related companies                                1,045                       1,017
-------------------------------------------------------------------------------------------------------------------
2.01.08             Other liabilities                                          221,106                     238,704
-------------------------------------------------------------------------------------------------------------------
2.01.08.01          Salaries and related contributions                         142,684                     126,756
-------------------------------------------------------------------------------------------------------------------
2.01.08.02          Public services                                              6,835                       5,161
-------------------------------------------------------------------------------------------------------------------
2.01.08.03          Rents                                                       21,910                      21,881
-------------------------------------------------------------------------------------------------------------------
2.01.08.04          Advertising                                                  2,549                       3,449
-------------------------------------------------------------------------------------------------------------------
2.01.08.05          Insurance                                                      801                       1,251
-------------------------------------------------------------------------------------------------------------------
2.01.08.06          Purchase of assets                                          11,337                       1,970
-------------------------------------------------------------------------------------------------------------------
2.01.08.07          Other accounts payable                                      34,990                      78,236
-------------------------------------------------------------------------------------------------------------------
2.02                Long-term liabilities                                    2,770,319                   2,516,456
-------------------------------------------------------------------------------------------------------------------
2.02.01             Loans and financing                                      1,039,920                     773,785
-------------------------------------------------------------------------------------------------------------------
2.02.02             Debentures                                                 563,334                     561,773
-------------------------------------------------------------------------------------------------------------------
2.02.03             Provisions                                                       0                           0
-------------------------------------------------------------------------------------------------------------------
2.02.04             Payable to related companies                                     0                           0
-------------------------------------------------------------------------------------------------------------------
2.02.05             Other liabilities                                        1,167,065                   1,180,898
-------------------------------------------------------------------------------------------------------------------
2.02.05.01          Provision for contingencies                                847,840                     844,447
-------------------------------------------------------------------------------------------------------------------
2.02.05.02          Tax installments                                           316,196                     329,919
-------------------------------------------------------------------------------------------------------------------
2.02.05.03          Purchase of assets                                           3,029                       2,994
-------------------------------------------------------------------------------------------------------------------
2.02.05.04          Others                                                           0                       3,538
-------------------------------------------------------------------------------------------------------------------
2.03                Deferred income                                                  0                           0
-------------------------------------------------------------------------------------------------------------------
2.04                Minority interests                                         231,695                     241,366
-------------------------------------------------------------------------------------------------------------------
2.05                Shareholders' equity                                     3,856,343                   3,798,124
-------------------------------------------------------------------------------------------------------------------
2.05.01             Paid-up capital                                          3,337,299                   3,158,975
-------------------------------------------------------------------------------------------------------------------
2.05.02             Capital reserves                                           172,122                     172,122
-------------------------------------------------------------------------------------------------------------------
2.5.02.01           Subscription bonus                                         172,122                     172,122
-------------------------------------------------------------------------------------------------------------------
2.5.03              Revaluation reserves                                             0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.03.01          Own assets                                                       0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.03.02          Subsidiary/associated companies                                  0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.04             Revenue reserves                                           346,922                     467,027
-------------------------------------------------------------------------------------------------------------------
2.05.04.01          Legal                                                       87,456                      87,456
-------------------------------------------------------------------------------------------------------------------
2.05.04.02          Statutory                                                        0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.04.03          For contingencies                                                0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.04.04          Unrealized profits                                           8,968                       8,968
-------------------------------------------------------------------------------------------------------------------
2.05.04.05          Retention of profits                                       102,561                     210,112
-------------------------------------------------------------------------------------------------------------------
2.05.04.06          Special for undistributed dividends                              0                           0
-------------------------------------------------------------------------------------------------------------------
2.05.04.07          Other                                                      147,937                     160,491
------------------- -----------------------------------------------------------------------------------------------
2.05.04.07.01       Reserve for expansion                                      147,937                     160,491
-------------------------------------------------------------------------------------------------------------------
2.05.05             Retained earnings/accumulated deficit                            0                           0
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                                        Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                   June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)


-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                          3 - 4/1/2004 to      4- 1/1/2004 to     5 - 4/1/2003 to      6- 1/1/2003 to
                                                          6/30/2004           6/30/2004           6/30/2003              6/30/2003
-----------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services                    3,747,235           7,161,542           3,153,278          6,258,102
-----------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                     (685,810)         (1,290,704)           (490,997)          (964,975)
-----------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services                      3,061,425           5,870,838           2,662,281          5,293,127
-----------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and/or services rendered       (2,154,606)         (4,156,426)         (1,899,576)        (3,788,144)
-----------------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                     906,819           1,714,412             762,705          1,504,983
-----------------------------------------------------------------------------------------------------------------------------------
3.06          Operating (expenses) income                    (846,572)         (1,639,874)           (716,705)        (1,425,583)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                        (529,717)         (1,007,866)           (432,895)          (859,001)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                     (122,571)           (235,518)           (108,388)          (214,978)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                       (66,727)           (150,667)            (57,862)          (123,187)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                                  91,251             166,165             143,300            293,044
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                             (157,978)           (316,832)           (201,162)          (416,231)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                 0                   0                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                       (126,740)           (244,266)           (115,665)          (225,829)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.01    Other taxes and charges                         (15,497)            (29,508)            (10,918)             21,470
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.02    Depreciation and amortization                  (111,243)           (214,758)           (104,747)          (204,359)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the results of subsidiary
              and associated companies                           (817)             (1,557)             (1,619)            (2,588)
-----------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit                                  60,247              74,538              46,276             79,400
-----------------------------------------------------------------------------------------------------------------------------------
3.08          Nonoperating results                               (703)               (571)               2,370              3,643
-----------------------------------------------------------------------------------------------------------------------------------
3.08.01       Revenue                                                0                 132               2,370              3,895
-----------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                           (703)               (703)                   0              (252)
-----------------------------------------------------------------------------------------------------------------------------------
3.09          Net income before taxation and profit
              sharing                                           59,544              73,967              48,646             83,043
-----------------------------------------------------------------------------------------------------------------------------------
3.10          Provision for income tax and social
              contribution                                    (28,131)            (28,131)              (8,221)           (19,724)
-----------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax                               17,134              21,982              16,302             34,032
-----------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing and
              contributions                                          0                   0                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                         0                   0                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                          0                   0                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on shareholders'
              equity                                                 0                   0                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.14          Minority interests                                 9,672              18,306                   0                  0
-----------------------------------------------------------------------------------------------------------------------------------
3.15          Net income for the quarter/six-month
              period                                            58,219              86,124              56,727             97,351
-----------------------------------------------------------------------------------------------------------------------------------
              Number of shares, ex-treasury
              (in thousands)                               113,522,239         113,522,239         113,186,139        113,186,139
-----------------------------------------------------------------------------------------------------------------------------------
              Net income per share                             0.00051             0.00076             0.00050            0.00086
-----------------------------------------------------------------------------------------------------------------------------------
              Loss per share
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 -  COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

         Comments on Sales Performance

         CBD - Companhia Brasileira de Distribuicao consolidated gross sales totaled R$ 3,747.2 million in the 2nd quarter of 2004, representing an 18.8% growth in comparison to the same period of the previous year. Sales of Sendas Distribuidora, partnership between CBD and Sendas chain in the State of Rio de Janeiro, reached R$ 814.1 million, approximately 21.7% of total sales.

         Net sales increased by 15.0%, reaching R$ 3,061.4 million. The difference between gross sales and net sales growth rates is due to the recent increase in COFINS (tax for social security financing).

         In the second quarter, same store sales registered a positive performance of 2.6%, even against a strong comparison basis (10.7% growth in 2Q03). It is worth mentioning that, at the end of the quarter, specifically in June, CBD's same store sales grew by 5.2%, the highest since August 2003, indicating, in our view, that the second half might be more positive in terms of consumption. The highlight of the quarter was Extra hypermarkets, which outperformed the Company's average growth.

         Food products performance remained flat compared to the same period of the previous year. However, we have already detected an upward trend, notably in June, when same store sales of food products increased by 2.3%. Non-food products had a 13.7% growth in the quarter, highlighting the double-digit growth in general merchandise, textiles and electric-electronic goods. As a percentage of Company's total sales, non-food products increased 100 basis points, from 18.1% in 2Q03 to 19.1% in 2Q04.

         Despite the 2.7% drop registered in the 2nd quarter, same store sales performance in real terms, when deflated by IPCA inflation index improved in comparison to the negative 6.7% registered in the first quarter of the current year. When deflated by FIPE-Alimentacao index (food inflation index measured by FIPE), the Company had real growth in every month of the second quarter, accumulating a positive performance of 0.8% in the period.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 -  COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

         Operating Performance

         The following performance report refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results (partnership between CBD and Sendas chain in the State of Rio de Janeiro).

         Gross Income

         Consolidated gross income in the quarter totaled R$ 906.8 million, an 18.9% growth. Gross margin reached 29.6%, 100 basis points higher year on year. This margin growth is the result of the following factors: (i) positive impact of the new COFINS calculation system, with its non-cumulative nature leading to gains for the Company; (ii) better negotiations with suppliers and (iii) greater participation of higher margin items in the product mix, such as private-brand and second line products.

         Sendas Distribuidora gross margin reached 29.8% in the period, already reflecting operational efficiency gains and commercial conditions similar to those of CBD.

         Accumulated gross margin in the first half of 2004 was 29.2%, higher than the 28.4% margin registered in the same period of 2003.

         Operating Expenses

         As a percentage of net sales, operating expenses totaled 21.3%, against 20.3% in the same period of 2003. In the first half of 2004, operating expenses reached 21.2% versus 20.3% in the previous year.

         If we analyze operating expenses over gross sales, in order to eliminate the effect of the COFINS increase on comparison basis, the Company registered operating expenses equivalent to 17.4% of gross sales, against 17.2% in the same period of 2003. It is worth mentioning the dilution of general and administrative expenses, which increased by 13.1% in comparison to the second quarter of 2003, inferior to the gross sales growth of 18.8% in the period.

         Sendas Distribuidora registered operating expenses over gross sales of 21.7%, still significantly above CBD's average. The Company understands that it has a great opportunity ahead to increase the productivity of those stores, with a positive impact in their operating expenses structure in the upcoming quarters.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 -  COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

         EBITDA

         EBITDA in the quarter reached R$ 254.5 million, with an 8.3% margin, in comparison to the R$ 221.4 million and 8.3% margin in the same period of 2003. EBITDA increased by 15.0% compared to the previous year.

         It should be noted that Sendas Distribuidora obtained an EBITDA margin of 4.3%, considerably below CBD's average, but showing a significant improvement compared to the 2.3% margin registered in the first quarter of the current year.

         Financial Result

         Financial expenses in the quarter totaled R$ 158.0 million, lower than the R$ 201.2 million registered in the second quarter of 2003. Although lower funding costs contributed to the decrease in financial expenses, it is important to note that Sendas Distribuidora financial expenses, in the amount of R$ 37.7 million, had a negative impact on these expenses in the period.

         Financial income totaled R$ 91.3 million, lower than the R$ 143.3 million of 2Q03. However, it showed an improvement in relation to the first quarter of 2004 (R$ 74.9 million), as a result of the recovery in durable goods sales.

         Net financial expenses reached R$ 66.7 million, an improvement compared to the previous quarter (R$ 83.9 million), but still higher than the R$
         57.9 million registered in the same quarter of 2003.

         Net financial expenses in the first half of 2004 were R$ 150.7 million, above the R$ 123.2 million in the same period of 2003.

         Pre-Tax Income

         Pre-Tax Income (EBT) in the second quarter totaled R$ 59.5 million, a 22.4% growth in comparison to the R$ 48.6 million registered in 2003. In the first half of 2004, accumulated EBT was R$ 74.0 million, 10.9% lower than the amount registered in the first half of the previous year.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 -  COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

         Minority Interest

         Sendas Distribuidora presented a net loss of R$ 19.3 million in 2Q04. The Company holds a 50% stake in Sendas Distribuidora, and is therefore entitled to an equity income as minority interest of R$ 9.7 million.

         Net Income of R$ 58.2 million

         In the second quarter, net income was R$ 58.2 million, 2.6% higher than 2Q03. In the first half of 2004, CBD's net income totaled R$ 86.1 million (R$ 97.3 million in the first half of 2003), still being strongly impacted by Sendas Distribuidora results, mainly regarding the financial expenses.

         Working Capital

         Inventory turnover rate was 40.5 days in the quarter, remaining flat compared to the same period of the previous year.

         The main improvement was achieved in the average term with suppliers of
         50.2 days, significantly higher than the 41.4 days registered in 2Q03.

         As a result, the Company's operating working capital, the difference between inventory turnover and average term with suppliers, was 10 days, a very significant improvement compared to 1 day registered in 2003.

         Average term of receivables declined from 29 days in 2Q03 to 15.2 days in 2004, as a result of Receivables Securitization.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 -  COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

         Investments

         Investments in the period totaled R$ 132.1 million, in comparison to R$
         96.7 million in the second quarter of 2003. In the first half of 2004, investments accumulated R$ 259,1 million against R$ 192.6 million in the first half of 2003. The highlights of the quarter were:

      - Conversion of 8 stores in Rio de Janeiro (6 Bon Marche and 2 Sendas) into Extra format concluded;
      -  Opening of an Extra Hypermarket in Belo Horizonte;
      - Construction of a Pao de Acucar store in Sao Paulo, opened in July, 21st;
      - Conversion of 8 Pao de Acucar stores in Sao Paulo Coast region into CompreBem format;
      -  Opening of 2 and construction of 6 gas stations;
      -  Stores remodeling;
      -  Acquisition of lands and investments in IT and logistics.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Gross Sales breakdown per format (R$ thousand)
========================================================================================================

--------------------------------------------------------------------------------------------------------
1st Quarter                        2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                     971,822        28.5%        1,027,857         33.1%         -5.5%
Extra                           1,609,594        47.1%        1,447,255         46.6%         11.2%
CompreBem Barateiro               565,062        16.6%          547,990         17.7%          3.1%
Extra Eletro                       68,357         2.0%           81,722          2.6%        -16.4%
Sendas*                           199,472         5.8%              -             -             -
--------------------------------------------------------------------------------------------------------
CBD                             3,414,307       100.0%        3,104,824        100.0%         10.0%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
2nd Quarter                        2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                   1,004,488        26.8%        1,032,675         32.7%         -2.7%
Extra                           1,776,755        47.4%        1,509,070         47.9%         17.7%
CompreBem Barateiro               576,555        15.4%          543,935         17.3%          6.0%
Extra Eletro                       69,032         1.8%           67,598          2.1%          2.1%
Sendas*                           320,405         8.6%              -             -             -
--------------------------------------------------------------------------------------------------------
CBD                             3,747,235       100.0%        3,153,278        100.0%         18.8%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
1st Half                           2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                   1,976,310        27.6%        2,060,532         32.9%         -4.1%
Extra                           3,386,349        47.3%        2,956,325         47.2%         14.5%
CompreBem Barateiro             1,141,617        15.9%        1,091,925         17.4%          4.6%
Extra Eletro                      137,389         1.9%          149,320          2.5%         -8.0%
Sendas*                           519,877         7.3%              -             -             -
--------------------------------------------------------------------------------------------------------
CBD                             7,161,542       100.0%        6,258,102        100.0%         14.4%
--------------------------------------------------------------------------------------------------------


                                                                     Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Net Sales breakdown per format (R$ thousand)
========================================================================================================

--------------------------------------------------------------------------------------------------------
1st Quarter                        2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                     798,097        28.4%          858,085         32.6%         -7.0%
Extra                           1,316,227        46.9%        1,220,889         46.4%          7.8%
CompreBem Barateiro               470,875        16.8%          487,251         18.5%         -3.4%
Extra Eletro                       52,497         1.8%           64,621          2.5%        -18.8%
Sendas*                           171,717         6.1%                            -             -
--------------------------------------------------------------------------------------------------------
CBD                             2,809,413       100.0%        2,630,846        100.0%         10.0%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
2nd Quarter                        2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                     817,534        26.7%          856,644         32.2%         -4.6%
Extra                           1,440,292        47.1%        1,270,300         47.7%         13.4%
CompreBem Barateiro               475,118        15.5%          481,701         18.1%         -1.4%
Extra Eletro                       52,044         1.7%           53,636          2.0%         -3.0%
Sendas*                           276,437         9.0%              -             -             -
--------------------------------------------------------------------------------------------------------
CBD                             3,061,425       100.0%        2,662,281        100.0%         15.0%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
1st Half                           2004            %            2003              %          Var.(%)
--------------------------------------------------------------------------------------------------------
Pao de Acucar                   1,615,631        27.5%        1,714,729         32.4%         -5.8%
Extra                           2,756,519        47.0%        2,491,189         47.1%         10.7%
CompreBem Barateiro               945,993        16.1%          968,952         18.3%         -2.4%
Extra Eletro                      104,541         1.8%          118,257          2.2%        -11.6%
Sendas*                           448,154         7.6%              -             -             -
--------------------------------------------------------------------------------------------------------
CBD                             5,570,838       100.0%        5,293,127        100.0%         10.9%
--------------------------------------------------------------------------------------------------------




* Sendas Banner which is part of Sendas Distribuidora S/A

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


          Data per format on June 30, 2004
          ====================================================================================================

                                      ------------------------------------------------------------------------
                                               #                   #                   #             Sales
                                            Checkouts          Employees            Stores         Area (m2)
          ----------------------------------------------------------------------------------------------------
          Pao de Acucar                        2,627              15,386               208           272,977
          Extra                                3,443              22,061                71           531,314
          CompreBem Barateiro                  1,821               8,949               160           197,596
          Extra Eletro                           181                 619                55            36,408
          Sendas                                 891               6,656                60           111,703
          ----------------------------------------------------------------------------------------------------
                 Total Stores                  8,963              53,671               554         1,149,998
          ----------------------------------------------------------------------------------------------------
          Administration                         -                 2,989                -               -
          Loss Prevention                        -                 3,543                -               -
          Distribution Centers                   -                 3,485                -               -
          ----------------------------------------------------------------------------------------------------
                  Total CBD                    8,963              63,688               554         1,149,998
          ----------------------------------------------------------------------------------------------------




   Stores by format
======================================================================================================================

                   ---------------------------------------------------------------------------------------------------
                   Pao de               Extra-      CompreBem                                 Sales        Number of
                   Acucar     Extra     Eletro      Barateiro        Sendas       CBD*        Area (m2)    Employees
----------------------------------------------------------------------------------------------------------------------
   12/31/2003         208        62         55            172          -           497         982,701        55,557
----------------------------------------------------------------------------------------------------------------------
   Open               -         -          -               (4)           68         64
   Closed             -         -          -              -            -          -
   Converted          -           8        -              -              (8)      -
----------------------------------------------------------------------------------------------------------------------
   3/31/2004          208        70         55            168            60        561       1,150,783        64,617
----------------------------------------------------------------------------------------------------------------------
   Open                           1          1                                       2
   Closed                                   (1)            (8)                      (9)
   Converted                                                                      -
----------------------------------------------------------------------------------------------------------------------
   6/30/2004          208        71         55            160            60        554       1,149,998        63,688
----------------------------------------------------------------------------------------------------------------------



* CBD opened a new Pao de Acucar store in the city of Sao Paulo in the beginning of 3Q04. Therefore, the most updated number of stores is 555 units.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Sales Breakdown (% of Net Sales)
====================================================================================================================================

                          ------------------------------------------------------------------- --------------------------------------
                                                            2003                                             2004
                          ------------------------------------------------------------------- --------------------------------------
                            2nd Quarter        3rd Quarter        4th Quarter         Year       1st Quarter        2nd Quarter
--------------------------------------------------------------------------------------------- --------------------------------------
Cash                          53.3%               52.6%               52.0%           53.2%         53.2%               52.1%
Credit Card                   34.1%               34.1%               34.9%           33.8%         35.9%               36.4%
Food Voucher                   6.6%                7.1%                7.3%            6.9%          6.3%                6.9%
Credit                         6.0%                6.2%                5.8%            6.1%          4.6%                4.6%
  Post-dated Checks            4.3%                4.1%                3.6%            4.1%          3.4%                3.4%
  Installment Sales            1.7%                2.1%                2.2%            2.0%          1.2%                1.2%
--------------------------------------------------------------------------------------------- --------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Productivity Indexes (in nominal R$)
=================================================

Gross Sales per m2/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                         1,227          1,183         3.7%                1,207           1,177         2.5%
Extra                                 1,120          1,102         1.6%                1,093           1,079         1.3%
CompreBem Barateiro                     956            941         1.6%                  928             945        -1.8%
Extra Eletro                            638            672        -5.1%                  636             731       -13.0%
----------------------------------------------------------------------------------------------------------------------------
    CBD                               1,100          1,079         1.9%                1,075           1,070         0.5%
----------------------------------------------------------------------------------------------------------------------------


Gross sales per employee/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                        21,868         19,203        13.9%               21,439          19,421        10.4%
Extra                                26,813         25,735         4.2%               26,065          25,355         2.8%
CompreBem Barateiro                  21,410         19,642         9.0%               21,114          19,160        10.2%
Extra Eletro                         36,619         33,193        10.3%               35,113          35,677        -1.6%
----------------------------------------------------------------------------------------------------------------------------
    CBD                              24,298         22,183         9.5%               23,712          22,043         7.6%
----------------------------------------------------------------------------------------------------------------------------


Average ticket - Gross sales
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                          23.0           22.8         0.9%                 22.9            22.7         0.9%
Extra                                  46.7           46.3         0.9%                 46.3            46.2         0.2%
CompreBem Barateiro                    17.5           17.1         2.3%                 17.3            17.3         0.0%
Extra Eletro                          329.2          360.5        -8.7%                347.3           358.5        -3.1%
----------------------------------------------------------------------------------------------------------------------------
    CBD                                29.8           28.7         3.8%                 29.4            28.6         2.8%
----------------------------------------------------------------------------------------------------------------------------


Gross sales per checkout/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                       127,326        122,626         3.8%              125,155         121,598         2.9%
Extra                               172,782        163,958         5.4%              168,430         160,584         4.9%
CompreBem Barateiro                 103,954        100,645         3.3%              101,180         101,010         0.2%
Extra Eletro                        128,243        135,874        -5.6%              127,768         147,833       -13.6%
----------------------------------------------------------------------------------------------------------------------------
    CBD                             141,242        134,019         5.4%              137,623         132,660         3.7%
----------------------------------------------------------------------------------------------------------------------------


                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Productivity Indexes (in nominal R$)
=================================================

Gross Sales per m2/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                         1,227          1,183         3.7%                1,207           1,177         2.5%
Extra                                 1,120          1,102         1.6%                1,093           1,079         1.3%
CompreBem Barateiro                     956            941         1.6%                  928             945        -1.8%
Extra Eletro                            638            672        -5.1%                  636             731       -13.0%
----------------------------------------------------------------------------------------------------------------------------
    CBD                               1,100          1,079         1.9%                1,075           1,070         0.5%
----------------------------------------------------------------------------------------------------------------------------


Gross sales per employee/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                        21,868         19,203        13.9%               21,439          19,421        10.4%
Extra                                26,813         25,735         4.2%               26,065          25,355         2.8%
CompreBem Barateiro                  21,410         19,642         9.0%               21,114          19,160        10.2%
Extra Eletro                         36,619         33,193        10.3%               35,113          35,677        -1.6%
----------------------------------------------------------------------------------------------------------------------------
    CBD                              24,298         22,183         9.5%               23,712          22,043         7.6%
----------------------------------------------------------------------------------------------------------------------------



Average ticket - Gross sales
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                          23.0           22.8         0.9%                 22.9            22.7         0.9%
Extra                                  46.7           46.3         0.9%                 46.3            46.2         0.2%
CompreBem Barateiro                    17.5           17.1         2.3%                 17.3            17.3         0.0%
Extra Eletro                          329.2          360.5        -8.7%                347.3           358.5        -3.1%
----------------------------------------------------------------------------------------------------------------------------
    CBD                                29.8           28.7         3.8%                 29.4            28.6         2.8%
----------------------------------------------------------------------------------------------------------------------------


Gross sales per checkout/month
----------------------------------------------------------------------------------------------------------------------------
                                   2nd Q/04       2nd Q/03     Var. (%)          1st Half/04     1st Half/03      Var.(%)
----------------------------------------------------------------------------------------------------------------------------
Pao de Acucar                       127,326        122,626         3.8%              125,155         121,598         2.9%
Extra                               172,782        163,958         5.4%              168,430         160,584         4.9%
CompreBem Barateiro                 103,954        100,645         3.3%              101,180         101,010         0.2%
Extra Eletro                        128,243        135,874        -5.6%              127,768         147,833       -13.6%
----------------------------------------------------------------------------------------------------------------------------
    CBD                             141,242        134,019         5.4%              137,623         132,660         3.7%
----------------------------------------------------------------------------------------------------------------------------



*Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don't reflect stores operations under Sendas and Bon Marche banners, which were incorporated on February 1, 2004.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - NAME OF COMPANY           3 - BRAZILIAN REVENUE       4 - CLASSIFICATION           5 - % PARTICIPATION    6 - % OF
                                        SERVICE REGISTRY OF                                      IN THE CAPITAL OF      NET EQUITY
                                        LEGAL ENTITIES - CNPJ                                    THE INVESTEE           OF THE
                                                                                                                        INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                     8 - NUMBER OF SHARES                                     9 - NUMBER OF SHARES
                                        IN THE CURRENT QUARTER                                   IN THE PRIOR QUARTER
                                              (Thousand)                                              (Thousand)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
   01    NOVASOC COMERCIAL LTDA.            03.139.761/0001-17      PRIVATELY-HELD SUBSIDIARY              10.00            2.52
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                               1                                           1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   02    SE SUPERMERCADOS LTDA.             01.545.828/0001-98      PRIVATELY-HELD SUBSIDIARY              99.99           12.72
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                            996,807                                  996,807
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   03    SENDAS DISTRIBUIDORA S.A.          06.057.223/0001-71      PRIVATELY-HELD SUBSIDIARY              50.00           17.20
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                            450,001                                  450,001
------------------------------------------------------------------------------------------------------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE


--------------------------------------------------------------------------------------------------------------------
    1 - Item                                                                                               01
--------------------------------------------------------------------------------------------------------------------
    2 - Issue order number                                                                                4th
--------------------------------------------------------------------------------------------------------------------
    3 - Registration number with CVM
--------------------------------------------------------------------------------------------------------------------
    4 - Date of registration with CVM
--------------------------------------------------------------------------------------------------------------------
    5 - Issued series                                                                                  Unique
--------------------------------------------------------------------------------------------------------------------
    6 - Type                                                                                      Convertible
--------------------------------------------------------------------------------------------------------------------
    7 - Nature                                                                                     Particular
--------------------------------------------------------------------------------------------------------------------
    8 - Issue date                                                                                  9/01/2000
--------------------------------------------------------------------------------------------------------------------
    9 - Due date                                                                                    8/31/2005
--------------------------------------------------------------------------------------------------------------------
    10 - Type of debenture                                                                           Floating
--------------------------------------------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing                                                  TJLP + 3.5% p.a.
--------------------------------------------------------------------------------------------------------------------
    12 - Premium/discount                                                                              22.55%
--------------------------------------------------------------------------------------------------------------------
    13 - Nominal value (reais)                                                                         875.86
--------------------------------------------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                                                            87,506
--------------------------------------------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                                                           100,000
--------------------------------------------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                                                                 99,908
--------------------------------------------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                                                         0
--------------------------------------------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                                                         0
--------------------------------------------------------------------------------------------------------------------
    19 - Converted debentures (unit)                                                                       92
--------------------------------------------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                                                     0
--------------------------------------------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------------------------------------------
    22 - Date of next event                                                                         8/31/2004
--------------------------------------------------------------------------------------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE


--------------------------------------------------------------------------------------------------------------------
1 - Item                                                                                                       02
--------------------------------------------------------------------------------------------------------------------
2 - Issue order number                                                                                        5th
--------------------------------------------------------------------------------------------------------------------
3 - Registration number with CVM                                                                 SRE/DEB/2002/038
--------------------------------------------------------------------------------------------------------------------
4 - Date of registration with CVM                                                                      11/13/2002
--------------------------------------------------------------------------------------------------------------------
5 - Issued series                                                                                             1st
--------------------------------------------------------------------------------------------------------------------
6 - Type                                                                                                   Simple
--------------------------------------------------------------------------------------------------------------------
7 - Nature                                                                                                 Public
--------------------------------------------------------------------------------------------------------------------
8 - Issue date                                                                                         10/01/2002
--------------------------------------------------------------------------------------------------------------------
9 - Due date                                                                                           10/01/2007
--------------------------------------------------------------------------------------------------------------------
10 - Type of debenture                                                                         Without preference
--------------------------------------------------------------------------------------------------------------------
11 - Remuneration conditions prevailing                                                          CDI + 1.45% p.a.
--------------------------------------------------------------------------------------------------------------------
12 - Premium/discount
--------------------------------------------------------------------------------------------------------------------
13 - Nominal value (reais)                                                                              10,396.89
--------------------------------------------------------------------------------------------------------------------
14 - Issued amount (Thousands of reais)                                                                   417,425
--------------------------------------------------------------------------------------------------------------------
15 - Number of debentures issued (unit)                                                                    40,149
--------------------------------------------------------------------------------------------------------------------
16 - Outstanding debentures (unit)                                                                         40,149
--------------------------------------------------------------------------------------------------------------------
17 - Treasury debentures (unit)                                                                                 0
--------------------------------------------------------------------------------------------------------------------
18 - Redeemed debentures (unit)                                                                                 0
--------------------------------------------------------------------------------------------------------------------
19 - Converted debentures (unit)                                                                                0
--------------------------------------------------------------------------------------------------------------------
20 - Debentures to be placed (unit)                                                                             0
--------------------------------------------------------------------------------------------------------------------
21 - Date of last renegotiation
--------------------------------------------------------------------------------------------------------------------
22 - Date of next event                                                                                10/01/2004
--------------------------------------------------------------------------------------------------------------------

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF COMPANHIA BRASILEIRA DE DISTRIBUICAO AS OF JUNE 30, 2004



                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------

                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------
Pao de Acucar Industria e
Comercio                     38,334,474,340      60.40   7,493,147,989      14.97   45,827,622,329      40.37
Valentim dos Santos Diniz     2,280,975,580       3.59                               2,280,975,580       2.01
Peninsula Participacoes
Ltda,                         6,458,266,960      10.17       7,746,144       0.02    6,466,013,104       5.70
Abilio Diniz                    253,726,605       0.40                                 253,726,605       0.22
Joao Paulo F, dos Santos
Diniz                                    10                  8,900,000       0.02        8,900,010       0.01
Ana Maria F, dos Santos
Diniz D'Avila                            10                 40,500,000       0.08       40,500,010       0.04
Pedro Paulo F, dos Santos
Diniz                               360,850                                                360,850
Apart New Participacoes
Ltda.                                                        5,474,058       0.01        5,474,058
Capitolio Participacoes
Ltda.                                                      160,314,807       0.32      160,314,807       0.14
Lucilia Maria Diniz             894,094,860       1.41       1,072,391                 895,167,251       0.79
Conselho de Administracao               114                                                    144
Segisor                      15,218,575,935      23.98  13,622,650,344      27.22   28,841,226,279      25.41
Others                           30,336,135       0.05  28,711,622,301      57.36   28,741,958,436      25.31
                             --------------- ---------- --------------- ---------- ---------------- ----------
Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========



EQUITY INTEREST OF MAJOR SHAREHOLDERS, BOARD OF DIRECTORS AND OUTSTANDING SHARES AT JUNE 30, 2004

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------

                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Major shareholders           63,440,475,150      99.95  21,339,805,733      42.64   84,780,280,883      74.68
Board of Directors                      114                205,150,000       0.41      205,150,114       0.18
Directors                                                   57,330,000       0.11       57,330,000       0.05
Other shareholders               30,336,135       0.05  28,449,142,301      56.84   28,479,478,436      25.09
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========

Outstanding shares               30,336,249       0.05  28,711,622,301      57.36   28,741,958,550      25.31
                             =============== ========== =============== ========== ================ ==========

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF PAO DE ACUCAR INDUSTRIA E COMERCIO S.A. AS OF JUNE 30, 2004


                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------

                                         Number of                Number of              Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------
Valentim dos Santos Diniz               60,618,075      34.93        1,267      23.29   60,619,342      34.93
Peninsula Participacoes Ltda,           47,160,145      27.18        1,082      19.89   47,161,227      27.18
Abilio Diniz                            43,075,339      24.82        1,752      32.20   43,077,091      24.82
Lucilia Maria Diniz                     22,689,035      13.07        1,340      24.62   22,690,375      13.07
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  173,542,594     100.00        5,441     100.00  173,548,035     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF PENINSULA PARTICIPACOES LTDA., AS OF JUNE 30, 2004

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------

                                         Number of                Number of              Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------

Abilio Diniz                               200,000       0.16            1      20.00      200,001       0.16
Joao Paulo F. dos Santos Diniz          30,171,223      24.96            1      20.00   30,171,224      24.96
Ana Maria F. dos Santos Diniz
D'Avila                                 30,171,223      24.96            1      20.00   30,171,224      24.96
Pedro Paulo F. dos Santos Diniz         30,171,223      24.96            1      20.00   30,171,224      24.96
Adriana F. dos Santos Diniz Abrao       30,171,223      24.96            1      20.00   30,171,224      24.96
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  120,884,892     100.00            5     100.00  120,884,897     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF SEGISOR AS OF JUNE 30, 2004

Shareholders                                                                                                %
                                                                                                --------------

Casino Guichard Perrachon (*)                                                                           99.99
Others                                                                                                   0.01
                                                                                                --------------

Total                                                                                                  100.00
                                                                                                ==============


(*) Foreign company

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW


A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)
--------------------------------------------------------------------------------


                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao


    1. We have performed a special review of individual and consolidated Quarterly Information (ITR) of Companhia Brasileira de Distribuicao and Companhia Brasileira de Distribuicao and subsidiary companies for the quarter ended June 30, 2004, including the balance sheets, statements of income, report on the Company's performance and other significant information, prepared by management in accordance with accounting practices adopted in Brazil.

    2. Our review was conducted in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and consisted, principally of: (a) inquiries of and discussions with officials responsible for the Company's accounting, financial and operational areas in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and operations of the Company.

    3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for it to comply with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, consistently with specific standards established by the Brazilian Securities Commission - CVM.

    4. The statements of income for the quarter and six-month period ended June 30, 2003, as well as the statements of cash flow and added value for the six-month period ended June 30, 2003, presented for comparison purposes, were reviewed by other independent accountants, who issued an unqualified special review report dated July 28, 2003.

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW


    5. Our review was carried out to enable us to issue a report on the special review of the Quarterly Information - ITR referred to in the first paragraph, taken as a whole. The statements of cash flow and added value for the six-month period ended June 30, 2004, which are presented to provide supplementary information about the Company and its subsidiary companies are not required as an integral part of the Quarterly Information - ITR. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Information - ITR for the six-month period ended June 30, 2004 taken as a whole.



                            Sao Paulo, July 28, 2004

                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6



                              Sergio Ricardo Romani
                                     Partner

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 - Comments on Consolidated Performance

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SE SUPERMERCADOS LTDA.

See ITR 08.01 - Comments on Consolidated Performance

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 - Comments on Consolidated Performance

                                                                      Unaudited
FEDERAL GOVERNMENT SERVICE                              Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


                                                          Contents


------------------------------------------------------------------------------------------------------------------
  GROUP      ITR                                         DESCRIPTION                                       PAGE
------------------------------------------------------------------------------------------------------------------
   01         01                                        IDENTIFICATION                                      01
------------------------------------------------------------------------------------------------------------------
   01         02                                          HEAD OFFICE                                       01
------------------------------------------------------------------------------------------------------------------
   01         03                       INVESTOR RELATIONS OFFICER (COMPANY MAIL ADDRESS)                    01
------------------------------------------------------------------------------------------------------------------
   01         04                          GENERAL INFORMATION/INDEPENDENT ACCOUNTANT                        01
------------------------------------------------------------------------------------------------------------------
   01         05                                      CAPITAL COMPOSITION                                   02
------------------------------------------------------------------------------------------------------------------
   01         06                                CHARACTERISTICS OF THE COMPANY                              02
------------------------------------------------------------------------------------------------------------------
   01         07                 COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS              02
------------------------------------------------------------------------------------------------------------------
   01         08                  DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER               02
------------------------------------------------------------------------------------------------------------------
   01         09                      SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR                    03
------------------------------------------------------------------------------------------------------------------
   01         10                                  INVESTOR RELATIONS OFFICER                                03
------------------------------------------------------------------------------------------------------------------
   02         01                                     BALANCE SHEET -ASSETS                                  04
------------------------------------------------------------------------------------------------------------------
   02         02                     BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                   05
------------------------------------------------------------------------------------------------------------------
   03         01                                      STATEMENT OF INCOME                                   06
------------------------------------------------------------------------------------------------------------------
   04         01                              NOTES TO THE QUARTERLY INFORMATION                            07
------------------------------------------------------------------------------------------------------------------
   05         01                      COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER                    31
------------------------------------------------------------------------------------------------------------------
   06         01                              CONSOLIDATED BALANCE SHEET - ASSETS                           32
------------------------------------------------------------------------------------------------------------------
   06         02               CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY            33
------------------------------------------------------------------------------------------------------------------
   07         01                               CONSOLIDATED STATEMENT OF INCOME                             34
------------------------------------------------------------------------------------------------------------------
   08         01                    COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER                 35
------------------------------------------------------------------------------------------------------------------
   09         01                     INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES                  46
------------------------------------------------------------------------------------------------------------------
   10         01                     CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE                   47
------------------------------------------------------------------------------------------------------------------
   16         01                                 OTHER SIGNIFICANT INFORMATION                              49
------------------------------------------------------------------------------------------------------------------
   17         01                           UNQUALIFIED REPORT ON THE LIMITED REVIEW                         51
------------------------------------------------------------------------------------------------------------------
                                                    NOVASOC COMERCIAL LTDA.
------------------------------------------------------------------------------------------------------------------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 53
------------------------------------------------------------------------------------------------------------------
                                                    SE SUPERMERCADOS LTDA.
------------------------------------------------------------------------------------------------------------------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 54
------------------------------------------------------------------------------------------------------------------
                                                   SENDAS DISTRIBUIDORA S.A.
------------------------------------------------------------------------------------------------------------------
   18         02                   COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY                 55
------------------------------------------------------------------------------------------------------------------